Exhibit 99.1

OceanaGold Submits Permit Application and Provides Technical and Exploration Update Supporting Mine Life Extension at Macraes

VANCOUVER, BC, Sept. 9, 2026 /CNW/ -- OceanaGold Corporation (TSX: OGC, NYSE: OGC) ("OceanaGold" or the "Company") announces that it has lodged its application for approval of the Macraes Phase 4 Project ("MP4") under New Zealand's Fast-track Approvals Act 2024. The MP4 application seeks to extend the mine life at Macraes from the current reserve life of 2032 to the late 2030s, consistent with Macraes' history of mine life extension since it commenced operation in 1990.

The Company also provides details on the technical study work and exploration results which support the potential to extend mine life at Macraes via MP4 and beyond.

Gerard Bond, President and CEO of OceanaGold, said "Submitting the MP4 application is an important step in securing the long-term future of Macraes through permitting of additional open pit cutbacks and a mine life extension to the late 2030s. Recent drilling supports both the extensions included in MP4 and identifies further opportunities to potentially enable meaningful gold production into the 2040s.

For 36 years Macraes has safely and responsibly produced gold, delivering multi-generational benefits to the surrounding communities and to New Zealand through sustaining many hundreds of jobs, socio-economic community contributions, taxes and royalties, and export earnings. Our permit application and exploration results show the potential for Macraes to continue its long history of value creation while generating strong returns for our stakeholders."

For a visual overview of the site, mine life extension opportunities and drill results, please see the accompanying 3D video:

https://vrify.com/meetings/recordings/70c5ee50-9ecc-4e81-a222-7d7449da6ec8

VRIFY note: Drill results reflect only those set forth in OceanaGold's press release dated September 9, 2026, and do not include all historical drill results except those relevant to the current targets in this release.

Macraes Overview

Macraes is located on the South Island of New Zealand, approximately 60 kilometres ("km") northwest of Dunedin. Production at Macraes commenced in 1990, with an initial 7-year mine life. In July of this year, the mine celebrated the production of its 6 millionth ounce of gold over its 36-year operating history. Macraes has a geologically prospective land package of over 14,000 hectares, including a 30 km highly mineralized structure known as the Macraes Shear Zone which hosts multiple gold deposits and exploration targets (Figure 1).

Figure 1: Macraes Property Overview

Macraes Mine Life Extension Potential

MP4 Fast-track Application

On September 9, 2026, the Company lodged its Fast-track application for the MP4 project. The MP4 application includes:

  permitting for all activities required to complete the current reserve mine plan;
  the development of Southern Pit Innes Mills ("SPIM", details below);
  extensions of the Golden Point Underground ("GPUG"); and
  flexibility to incorporate additional Mineral Resources into the future production profile.

Approval of MP4 will enable the extension of the Macraes operation to the late 2030s. Under the "one-stop shop" process of the New Zealand government, the Company expects MP4 to be fully permitted by mid-2027 (subject to appeals). MP4 permit approval is necessary for mine life extension, subject to achieving other ancillary permits, satisfactory technical and financial reviews, and market and operating conditions.

Approval and subsequent execution of MP4 works will enable the Macraes operation to continue to have a strong positive impact on the Otago region and New Zealand more broadly for many more years, bringing substantial investment, maintaining current and future employment opportunities and continuing to provide meaningful social, environmental and economic benefits.

The Company is familiar with the Fast-track approval process, having successfully permitted the Waihi North Project in 2025.

Mine Life Extension Technical Studies

The approval of MP4 will enable the Company to proceed with extensions to the Innes Mills, Coronation, Coronation North and Golden Bar open pits. A mine life extension of Golden Point Underground is also included in MP4, to provide additional flexibility for future development.

MP4 also includes an extension to the north of the current Innes Mills open pit, referred to as SPIM. Advanced studies are underway to bring SPIM into Mineral Resources by year end 2026, supported by drilling completed in prior years.

The Company believes that SPIM has the capability to contribute meaningful production at Macraes from 2032. Together with the extension of the Golden Point Underground, the Company is targeting to maintain production at Macraes above 100,000 ounces per year into the late 2030s.

Details regarding Macraes' expected production profile, development timeline for SPIM, capital expenditures and overall economics will be included in an updated National Instrument – 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") technical report that is expected to be released in early 2028.

SPIM development capital will include waste stripping, rehandling and relocation of a portion of historic tailings into the current Frasers tailings storage facility, relocation of the open pit workshop, re-routing the public road, and upgrades to site power infrastructure.

Advancing SPIM also has the benefit of enhancing the feasibility of mining the Round Hill deposit which was previously removed from Mineral Resources at year-end 2023. The Round Hill deposit is not included in MP4 and represents a potential opportunity for mine life extension into the 2040s.

Macraes Exploration Overview

The 2026 exploration program at Macraes is focused on supporting the mine life extensions outlined in MP4 and beyond. Supported by a record expected expenditure of US$13 million in 2026, a total of 60,000 metres ("m") of drilling is being executed at Macraes. The Innes Mills, Coronation and Nunns open pits, together with Golden Point Underground, continue to show significant potential for further resource conversion and growth.

Macraes Drill Results

Innes Mills

Innes Mills has been the main open pit ore source since 2024, accounting for approximately 39% of total Measured and Indicated Mineral Resource ounces for Macraes as at December 31, 2025. Drilling since the last resource estimate has focused on conversion of Inferred Mineral Resources in, and down dip of, the current reserve open pit design, with more than 12,000 m across 48 holes completed (Table 1). Drill hole DDH8224 returned 25.0 m @ 0.8 g/t gold ("Au"), confirming that mineralization continues at least 150 m down dip, towards the east, beyond the Innes Mills current reserve open pit design (Figure 2). This area is a target for additional resource expansion drilling in the remainder of this year to confirm the economic feasibility of additional future open pit cutbacks.

Figure 2: Innes Mills cross section (looking north-northwest) highlighting recent significant intercept DDH8224 in relation to the Innes Mills current reserve open pit design.

Golden Point Underground (GPUG)

GPUG is located immediately down dip of the historic Golden Point and Round Hill open pits which were mined between 1990 and 2002 and produced approximately 1.3 million ounces of gold. Underground mining at GPUG commenced in 2021.

Since the last resource estimate for the year ended December 31, 2025, more than 13,000 m of drilling across 37 holes has been completed, targeting both conversion and extension opportunities (Table 1).

In the north, DDH8281 stepped out approximately 40 m down dip of the current mine plan, intercepting 12.0 m @ 2.1 g/t Au and confirming the continuation of economic mineralization down-plunge. In the south, a 40 m step-out from the existing mine plan reported 15.0 m @ 1.5 g/t Au (DDH8412). These results are well above the current underground reserve cut-off grade and support the potential for future resource and reserve growth to the east and southeast (Figure 3). Drilling will continue at GPUG for the remainder of the year, targeting extension to mineralization both down dip and to the south along strike, where the deposit remains open, to further grow the resource.

Figure 3: Plan view map of GPUG highlighting recent significant intercepts DDH8281 and DDH8412 located outside the current underground design.

Coronation

The Coronation open pit is located approximately 5 km to the northeast of the processing plant. Since the last resource estimate, more than 6,000 m of drilling across 36 holes has been completed at Coronation, with a focus on the conversion of Inferred Mineral Resources (Table 1).

Notable results included 7.9 m @ 5.4 g/t Au (DDH8286), 12.0 m @ 2.3 g/t Au (DDH8298), 21.0 m @ 1.1 g/t Au (DDH8283) and 6.0 m @ 1.7 g/t Au (DDH8367), which support the emergence of a higher-grade zone plunging to the southeast (Figure 4). This area remains open to the southeast, with further exploration drilling planned to pursue extension of this higher-grade trend beyond the current pit design to support future pit cutbacks.

Figure 4: Coronation cross section (looking northeast) highlighting recent significant intercepts DDH8298, DDH8286 and DDH8283, in relation to the Coronation current reserve open pit design.

Nunns

The Nunns prospect, containing a small resource defined in 2017, is located at the northwestern end of the Macraes property, approximately 6 km along strike from Coronation. Following the Company's additional land purchase in early 2026, a drill program focused on converting and growing the existing Mineral Resources, with 4,250 m of drilling across 48 drill holes was completed (Table 1). Notable results included 14.0 m @ 2.5 g/t Au (RCH8374), 8.0 m @ 4.2 g/t Au (RCH8375) and 4.0 m @ 7.9 g/t Au (RCH8344), confirming the extension of mineralization down dip and along strike, outside of the known resource (refer to VRIFY).

The mineralization at Nunns represents a potentially low capital, future open pit ore source for Macraes, that is outside of the MP4 permit application. An updated resource estimate is expected to be included at the end of 2026.

Table 1: Select Macraes significant drill intersections since the 2025 resource estimate[1]

Drill Hole ID*	From (m)	To (m)	Interval (m)*	Au (g/t)	Area	Activity*
DDH8273	171.2	181.2	10.0	1.0	Coronation	Extension
DDH8283	162.2	183.2	21.0	1.1	Coronation	Conversion
DDH8286	150.1	158.0	7.9	5.4	Coronation	Conversion
DDH8298	145.2	157.2	12.0	2.3	Coronation	Conversion
DDH8309	135.0	140.0	5.0	2.3	Coronation	Conversion
DDH8327	116.1	122.1	6.0	1.5	Coronation	Conversion
DDH8336	165.9	168.9	3.0	2.8	Coronation	Conversion
DDH8367	193.5	199.5	6.0	1.7	Coronation	Extension
DDH8367	206.5	210.5	4.0	1.8	Coronation	Extension
RCH8390	88.0	96.0	8.0	0.8	Coronation	Conversion
DDH8145	271.0	278.0	7.0	3.1	GPUG	Extension
DDH8170	174.1	188.1	14.0	4.0	GPUG	Conversion
DDH8269	167.0	194.0	27.0	3.0	GPUG	Conversion
DDH8281	447.4	459.4	12.0	2.1	GPUG	Extension
DDH8294	365.8	376.8	11.0	3.9	GPUG	Conversion
DDH8302	368.8	384.8	16.0	2.4	GPUG	Conversion
DDH8325	378.0	387.0	9.0	2.7	GPUG	Conversion
DDH8407	339.7	369.7	30.0	0.7	GPUG	Extension
DDH8412	326.1	341.1	15.0	1.5	GPUG	Extension
GDH0567	95.0	113.0	18.0	2.7	GPUG	Extension
DDH8224	243.0	268.0	25.0	0.8	Innes Mills	Conversion
DDH8241	289.5	298.5	9.0	4.2	Innes Mills	Conversion
DDH8243	226.0	244.0	18.0	1.3	Innes Mills	Conversion
DDH8252	216.2	235.5	19.3	1.7	Innes Mills	Conversion
DDH8255	299.0	307.5	8.5	2.0	Innes Mills	Conversion
DDH8255	239.0	248.0	9.0	1.8	Innes Mills	Conversion
DDH8262	273.0	288.0	15.0	2.6	Innes Mills	Conversion
DDH8369	117.8	126.8	9.0	2.2	Innes Mills	Conversion
RCD8297	252.1	270.1	18.0	0.9	Innes Mills	Conversion
RCH8250	69.0	93.0	24.0	0.8	Innes Mills	Conversion
RCH8340	62.0	69.0	7.0	1.1	Nunns	Extension
RCH8343	65.0	71.0	6.0	1.2	Nunns	Extension
RCH8344	65.0	69.0	4.0	7.9	Nunns	Extension
RCH8349	63.0	69.0	6.0	0.8	Nunns	Extension
RCH8353	54.0	57.0	3.0	1.8	Nunns	Extension
RCH8356	57.0	62.0	5.0	1.2	Nunns	Extension
RCH8359	46.0	53.0	7.0	2.6	Nunns	Extension
RCH8374	36.0	50.0	14.0	2.5	Nunns	Extension
RCH8375	25.0	33.0	8.0	4.2	Nunns	Extension
RCH8376	55.0	62.0	7.0	1.8	Nunns	Extension

[1] Table 1 highlights the 10 best selected significant intercepts at Macraes, by deposit. A complete list of drill holes is available on the Company's website: https://www.oceanagold.com/. To meet the criteria of a significant intercept for this table, composites are at least 2.0 m long and the cut-off of waste to ore is 0.25 g/t Au. Each composite interval is allowed to contain a maximum of 5.1 m of waste at a maximum consecutive length of 4.1 m of waste. Intervals that meet these criteria and have a minimum grade of 0.7 g/t Au are classed as significant intercepts.

*Notes: Suffix "DDH" means diamond drill hole, "GDH" means Diamond drill hole drilled from underground drives, "RCH" means Reverse Circulation drill hole, and "RCD" means hybrid reverse circulation/diamond drill hole. Intervals are down hole core length; true widths have not been determined. "Extension Drilling" intercepts are associated with step-out exploration drilling and "Conversion" drilling intercepts are intercepts converting Inferred Mineral Resources to Indicated Mineral Resources category.

For further information relating to drill hole data, please refer to the Company's website at https://oceanagold.com/operations/additional-drillhole-data.

About OceanaGold

OceanaGold is a global intermediate gold and copper producer committed to safely and responsibly maximizing the generation of Free Cash Flow from our operations and delivering strong returns for our shareholders. We have a portfolio of four operating mines: the wholly-owned Haile Gold Mine in the United States of America; the wholly-owned Macraes and Waihi operations in New Zealand; and the 80%-owned Didipio Mine in the Philippines.

For further information please contact:

Investor Relations:

Brian Martin, Senior Vice President, Business Development and Investor Relations
Tel: +1 604-678-4096
ir@oceanagold.com

Valerie Burns, Director, Investor Relations
Tel: +1 604-235-0742
ir@oceanagold.com

Media Relations:

Louise Burgess, Vice President, Communications
Tel: +1 604-403-2019
media@oceanagold.com

Qualified Person Statement

Except as set out herein, the scientific and technical information in this press release has been reviewed and approved by Knowell Madambi, a qualified person as defined by NI 43-101. Mr. Madambi is the Manager – Technical Services & Projects of OceanaGold. The scientific and technical information in this press release relating to exploration matters has been reviewed and approved by Mr. Keenan Jennings, a qualified person as defined by NI 43-101. Mr. Jennings is the EVP, Chief Exploration Officer of OceanaGold.

Quality Assurance and Quality Control ("QA/QC")

The Macraes operation sampling and analyses processes are undertaken within the framework outlined by standard operating procedures (SOPs).

RC drilling is undertaken using 5 1/2-inch bit and samples are typically collected as 1m composites. RC recovery is actively monitored by the geologist at the RC rig by measuring bulk, original and duplicate samples. Diamond core sizes for exploration drilling are predominantly PQ and HQ. DD recovery is actively recorded by the drillers and checked by the geologist. In general, diamond core recovery of ore zones at Macraes is very good (>98%).

Field duplicates are collected from every metre, and RC samples are sub-sampled by a cone splitter. Approximate splits are 12.5% original and 12.5% duplicate. Diamond core sampling is a mixture of whole core sampling and ½ core sampling. Whole core PQ and HQ core sampling results in samples length smaller than 1m. Whole core sampling is undertaken when the core is weak and broken. Half core sampling prior to May 2026 was undertaken using a manual core saw and post-May 2026 was undertaken using an automatic core saw. Duplicate core weights from the auto saw show improved weight variance.

RC and DD samples are submitted to an onsite laboratory, operated by SGS, which is independent from OceanaGold. Samples are dried at 150° for 4 hours, crushed to 3.5mm and 400-500g split via a linear sample divider assay. Coarse split duplicates are collected at a rate of 1:20.

The 400-500g sample is assayed via an onsite Photon Assay unit.

Independent Certified Reference Materials ("CRMs") coarse standards are inserted under the instruction of OceanaGold at a rate of 1:20. SGS also insert a selection of pulp CRMs and blanks at a rate of 1:20.

Blank, duplicate and CRM results are reviewed prior to uploading results in the acQuire database on a hole-by-hole basis. SGS provides monthly QC review of the standards and blanks submitted to Chrysos detailing results outside warning and action tolerances. A selection of check samples were also sent for fire-assay to SGS Waihi, New Zealand.

The SGS NZ Ltd laboratory is an independent commercial assay laboratory with ISO 17025: 2017 accreditation. Chrysos Corporation operates a single unit which is leased to OceanaGold, Macraes Operation.

Technical Report

For further information, please refer to the following NI 43-101 technical report entitled "NI 43 – 101 Technical Report – Macraes Operation Otago, New Zealand", dated March 27, 2026 with an effective date of December 31, 2025, prepared by M. Grant, K. Madambi, E. Leslie and D. Carr (OceanaGold), which is available under OceanaGold's profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov and on the Company's website at www.oceanagold.com. Each of Messrs Grant, Madambi, Leslie and Carr is an employee of OceanaGold

Cautionary Statement for Public Release

This news release contains certain "forward-looking statements" and "forward-looking information" (collectively, "forward-looking statements") within the meaning of applicable Canadian and United States securities laws which may include, but are not limited to, statements with respect to: the extension of mine life at Macraes to the late 2030s and potential gold production into the 2040s and the anticipated benefits therefrom; the timing and receipt of required permits for MP4 under the Fast-track approval process; the expected impacts on the Otago region and New Zealand of MP4; the timing for including SPIM in the Company's Mineral Resources estimate for the year ended December 31, 2026; anticipated production levels for Macraes with SPIM and the extension of GPUG; timing of filing of an updated NI 43-101 technical report for Macraes; future exploration activities at Macraes and the anticipated timing, costs and benefits therefor; anticipated exploration results and developments at Macraes in future periods; the estimation, realization and classification of Mineral Reserves and Mineral Resources at Macraes; estimates of exploration expenditures; timing of the development of new deposits; timing and focus of the 2026 exploration and drilling programs at Macraes; and geotechnical and operational conditions. All statements in this news release that address events or developments that the Company expects to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as "may", "plans", "expects", "projects", "is expected", "scheduled", "potential", "estimates", "forecasts", "intends", "targets", "aims", "anticipates" or "believes" or variations (including negative variations) of such words and phrases, or may be identified by statements to the effect that certain actions, events or results "may", "could", "would", "should", "might" or "will" be taken, occur or be achieved.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks include, among others: the risk of not achieving the Company's production estimates, forecasts or Guidance; inaccuracy of Mineral Reserves, Mineral Resources and operating and capital cost estimates; the actual results of current and future production, development and/or exploration activities; possible variations of ore grade, metallurgy or recovery rates; changes in mine plans, project parameters or assumptions as plans continue to be refined; delays in, or inability to complete, development or construction or expansion activities or to re-commence or sustain operations as planned; failures or underperformance of plant, equipment, infrastructure or processes; geotechnical risks or events, including open pit wall stability, crown pillar failure, land subsidence and tailings dam failures; scarcity in and disruption of global supply chain and/or increases in prices, including as a result of international conflicts, such as the recent and ongoing U.S.-Iran conflict; challenges associated with effective water management; environmental, health and safety and climate-related risks; risks related to community acceptance, stakeholder engagement and social licence to operate; competition for mineral properties and other growth opportunities; legal and regulatory challenges to current and future permits, certifications, approvals or licences; adverse judicial, regulatory or governmental decisions; delays in, or inability to obtain, financing or governmental approvals on acceptable terms; changes in laws, regulations, taxation regimes, regulated accounting standards or their interpretation or application; the risks associated with operating in foreign jurisdictions, including political instability, changes in policy or law, civil unrest, blockades or conflict; fluctuations in the prices of gold, copper and silver; general business, economic and market conditions (including changes in global, national or regional financial, credit, currency or securities markets); changes or developments in global, national or regional political and social conditions; fluctuations in foreign exchange rates, including the value of the U.S. dollar relative to the Canadian dollar, the New Zealand dollar or the Philippine peso; trade policies and tensions, including tariffs; inflationary pressure; labour availability, retention and turnover; accidents, labour disputes, work stoppages and other operational risks of the mining industry; limitations of insurance coverage or uninsured risks; the conclusions of economic evaluations, studies and models; information technology, artificial intelligence and cybersecurity risks; and those other factors identified and described in more detail in the section entitled "Risk Factors" contained in the Company's most recent Annual Information Form and the Company's other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the "SEC"), which are available under the Company's profile on SEDAR+ at sedarplus.ca and on EDGAR at sec.gov, respectively, and on the Company's website at oceanagold.com. The list is not exhaustive of the factors that may affect the Company's forward-looking statements.

The Company's forward-looking statements are based on the applicable assumptions and factors Management considers reasonable as of the date hereof, based on the information available to Management at such time. These assumptions and factors include, but are not limited to, assumptions and factors related to the Company's ability to carry on current and future operations, including: exploration and development activities; the timing, extent, duration and economic viability of such operations; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; the Company's ability to meet or achieve Guidance, estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs, including gold, copper and silver; foreign exchange rates; taxation levels; the timely receipt of necessary permits, certifications, approvals or licences; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

The Company's forward-looking statements are based on the opinions and estimates of Management and reflect their current expectations regarding future events and operating performance and speak only as of the date hereof. The Company does not assume any obligation to update forward-looking statements if circumstances or Management's beliefs, expectations or opinions should change other than as required by applicable laws. There can be no assurance that forward-looking statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities the Company will derive therefrom. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.

Cautionary Statements for United States Readers

The scientific and technical disclosure in this press release was prepared in accordance with NI 43-101, which differs from the scientific and technical disclosure requirements of the SEC that are applicable to domestic United States reporting companies. In particular, and without limiting the generality of the foregoing, the terms "Mineral Reserve", "Proven Mineral Reserve", "Probable Mineral Reserve", "Inferred Mineral Resources,", "Indicated Mineral Resources," "Measured Mineral Resources" and "Mineral Resources" used or referenced in this press releases are Canadian mineral disclosure terms as defined in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Definition Standards"). The definitions of these terms, and other mining terms and disclosures, differ from the definitions of such terms, if any, for purposes of the SEC's disclosure rules for domestic United States reporting companies and any Mineral Reserves and Mineral Resources reported by the Company in accordance with NI 43-101 may not qualify as such under SEC standards, including Subpart 1300 of Regulation S-K under the United States Securities Exchange Act of 1934, as amended. As a foreign private issuer that is eligible to file reports with the SEC pursuant to the multi-jurisdictional disclosure system, the Company is not required to provide disclosure on its mineral properties under applicable SEC rules and regulations and provides disclosure under NI 43-101 and the CIM Definition Standards. Accordingly, Mineral Resources and Mineral Reserves information and other scientific and technical information contained or referenced in this press release may not be comparable to similar scientific and technical information disclosed by United States public companies subject to the reporting and technical disclosure requirements of the SEC.

Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. Due to the uncertainty of Measured, Indicated or Inferred Mineral Resources, these Mineral Resources may never be upgraded to Proven and Probable Mineral Reserves. Investors are cautioned not to assume that any part of mineral deposits in these categories will ever be converted into reserves or recovered. In addition, United States investors are cautioned not to assume that any part or all of the Company's Measured, Indicated or Inferred Mineral Resources constitute or will be converted into Mineral Reserves or are or will be economically or legally mineable without additional work.

Historical results or feasibility models presented herein are not guarantees or expectations of future performance.

https://vrify.com/meetings/recordings/70c5ee50-9ecc-4e81-a222-7d7449da6ec8

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